================================================================================







                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K
                                  ANNUAL REPORT


                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                      for the year ended December 31, 2001

                 AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN
                            (Full title of the Plan)


                                      Wyeth
          (Name of Issuer of the securities held pursuant to the Plan)


                               Five Giralda Farms
                            Madison, New Jersey 07940
                     (Address of principal executive office)




================================================================================

                                    SIGNATURE
                                    ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Wyeth
                                          -------------
                                          (Registrant)


                          By:   /s/ Paul J. Jones
                               -------------------------------------
                               Paul J. Jones
                               Vice President and Comptroller


Date: June 28, 2002

                                    SIGNATURE
                                    ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the American Home Products Corporation Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          AMERICAN HOME PRODUCTS CORPORATION
                          SAVINGS PLAN


                               By:    /s/ Jack M. O'Connor
                                    -------------------------------------
                                    Jack M. O'Connor
                                    Member of the American Home
                                    Products Corporation Savings
                                    Plan Committee


Date: June 28, 2002

                       AMERICAN HOME PRODUCTS CORPORATION

                                  SAVINGS PLAN

                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2001 AND 2000

           TOGETHER WITH THE REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS



















EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER - 045

                       AMERICAN HOME PRODUCTS CORPORATION
                                  SAVINGS PLAN
                           DECEMBER 31, 2001 AND 2000

                                      INDEX




                                                                         Page
                                                                         ----

Report of Independent Public Accountants - PricewaterhouseCoopers LLP

Report of Independent Public Accountants - Arthur Andersen LLP

Statements of Net Assets Available for Plan Benefits
as of December 31, 2001 and 2000                                          1

Statement of Changes in Net Assets Available for Plan Benefits
for the Year Ended December 31, 2001                                      2

Notes to Financial Statements                                           3 - 8

Supplemental Schedule:*

      Item 4i - Schedule of Assets (Held at End of Year)
      as of December 31, 2001                                         Schedule I

Consent of Independent Public Accountants


* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To the Participants and Administrator of American Home Products Corporation Savings Plan:

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of American Home Products Corporation Savings Plan (the "Plan") at December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Florham Park, New Jersey


June 28, 2002

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN
--------------------------------------------------------------------------------
              LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP
              ----------------------------------------------------


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ----------------------------------------

To the Participants and Savings Plan Committee of the American Home Products Corporation Savings Plan:

We have audited the accompanying statements of net assets applicable to participants' equity of the American Home Products Corporation Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the American Home Products Corporation Savings Plan as of December 31, 2000 and 1999, and the changes in its net assets applicable to participants' equity for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




ARTHUR ANDERSEN LLP

New York, New York
June 5, 2001

                 American Home Products Corporation Savings Plan
              Statements of Net Assets Available for Plan Benefits
                        As of December 31, 2001 and 2000



                                                            December 31,
                                                      2001             2000
                                                 --------------   --------------
Assets:
    Investments, at fair value                   $2,048,266,624   $2,076,223,888

    Loans to participants                            32,008,419       31,697,046

    Receivables:
     Employer contribution                            1,508,635        1,276,810
     Participant contribution                         4,974,066        4,243,569
     Due from brokers for securities sold             2,518,653       15,203,211
                                                 --------------   --------------
         Total receivables                            9,001,354       20,723,590
                                                 --------------   --------------


    Cash and cash equivalents                        81,978,996       18,025,990
                                                 --------------   --------------



Net Assets Available for Plan Benefits           $2,171,255,393   $2,146,670,514
                                                 ==============   ==============



The accompanying notes to financial statements are an integral part of these statements.

                 American Home Products Corporation Savings Plan
         Statement of Changes in Net Assets Available for Plan Benefits
                      For The Year Ended December 31, 2001



Additions to net assets attributed to:
 Investment Loss:
    Net depreciation in fair value
    of investments                                                 ($96,992,218)
    Interest                                                         37,142,188
    Dividends                                                        26,928,258
                                                                   ------------
       Total investment loss                                        (32,921,772)


Contributions:
 Employer                                                            36,799,898
 Participant                                                        128,912,008
                                                                 --------------
       Total contributions                                          165,711,906
                                                                 --------------

Rollovers into Plan                                                  10,720,431
                                                                 --------------


            Total additions                                         143,510,565
                                                                 --------------


Deductions from net assets attributed to:
 Benefits paid to participants                                      118,462,116

 Transfers out of Plan                                                  463,570
                                                                 --------------

             Total deductions                                       118,925,686
                                                                 --------------


       Net additions                                                 24,584,879



Net Assets Available for Plan Benefits
 Beginning of Year                                                2,146,670,514
                                                                 --------------

 End of Year                                                     $2,171,255,393
                                                                 ==============


The accompanying notes to financial statements are an integral part of this statement.

                       AMERICAN HOME PRODUCTS CORPORATION
                                  SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS




NOTE 1 - PLAN DESCRIPTION
         ----------------

The following description of the American Home Products Corporation Savings Plan (the "Plan") only provides general information. Participants of the Plan should refer to the Plan Document for a more detailed and complete description of the Plan's provisions.

General
-------

The Plan, a defined profit sharing contribution plan, was approved and adopted by the Board of Directors of American Home Products Corporation ("AHPC" or the "Company") and became effective on April 1, 1985. Effective March 11, 2002, the Company changed its name to Wyeth. Full-time (U.S. paid) employees of the U.S. Company and its participating U.S. subsidiaries who are not subject to a collective bargaining agreement ("non-union") are eligible to participate in the Plan after attaining age 21, as defined in the Plan. Part-time (U.S. paid) employees additionally must complete at least 1,000 hours during the first 12 months of employment or during any calendar year following the year in which they are hired. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and qualified under the Internal Revenue Code (the "Code").

In connection with the sale of Cyanamid Agricultural Products on June 30, 2000, the assets attributable to active participants from this business were primarily transferred out of the Plan in 2000. There were additional transfers out in 2001 totaling $463,570.

Contributions
-------------

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined. Contributions can be made on a before-tax basis ("salary deferral contributions"), an after-tax basis ("after-tax contributions"), or a combination of both. The Company will contribute an amount equal to 50% of the participant's contributions to the Plan for contributions up to 6% of the participant's covered compensation. Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations.

Rollovers into Plan
-------------------

Participants may elect to rollover their balances into the Plan from qualified plans of other employers, upon consent of the Plan administrator.

Vesting and Separation From Service
-----------------------------------

Participants are fully vested at all times in their salary deferral, after-tax contributions and rollovers plus actual earnings thereon. A participant is also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined. If participants have less than five years of continuous service, such participants become vested in the Company matching contributions according to the following schedule:

                                                        Vesting
                Years of Continuous Service           Percentage
                ---------------------------           ----------
                    1 year completed                      0%
                    2 years completed                    25%
                    3 years completed                    50%
                    4 years completed                    75%
                    5 years completed                   100%

Regardless of the number of years of continuous service, participants shall be fully vested in their Company matching contributions account upon reaching age 65 or upon death, if earlier. If employment is terminated prior to full vesting, the non-vested portion of the Company matching contributions is forfeited and becomes available to satisfy future Company matching contributions. During 2001, forfeitures of $2,158,404 were used to offset Company matching contributions. As of December 31, 2001 and 2000, the amount of forfeitures available to offset future Company matching contributions totaled $47,385 and $493,553, respectively.

Distributions
-------------

Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for financial hardship, as defined in the Plan Document. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the AHPC Savings Plan Committee ("the Committee"). Participants are limited to one non-hardship and one hardship withdrawal each year. Participants may make hardship withdrawals provided they have no other funds that are readily available to meet that need.

Upon termination of employment, participants are entitled to a lump-sum distribution of their vested account balance. Participants can defer the distribution of their accounts if the participant's account balance is greater than $5,000.

Loans
-----

Participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts. Participants in the Plan may borrow up to 50% of their vested account balances. Each loan is secured by the borrower's vested interest in their account balance. Participants may have outstanding up to two general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 15 years. Defaults on participants' loans during the year are treated as withdrawals and are fully taxable to the participants. The interest rate charged on loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations as of the date of the loan agreement.

NOTE 2 - ACCOUNTING POLICIES
         -------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Contributions
-------------

Contributions from the employer are accrued based upon amounts required to be funded under the provisions of the Plan. Contributions from employees are accrued when deducted from payroll.

Benefits
--------

Benefits are recorded when paid.

Investment Valuation
--------------------

The AHPC Common Stock Fund is recorded at fair market value. Shares in the Fidelity Funds and the MSIF Trust Value Portfolio are recorded at fair market value, which is based on their published net asset value. The investment contracts comprising the Interest Income Fund are recorded at contract value based upon information provided by the Fidelity Management Trust Company (the "Trustee") which approximates fair market value (see also NOTE 3).

Investment transactions are recorded on a trade date basis.

Administrative Costs
--------------------

All costs and expenses of administering the Plan are paid by the Company.

Risks and Uncertainties
-----------------------

The Plan's assets consist of various investments which are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Use of Estimates
----------------

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include amounts based on judgements and estimates made by management. Actual results could differ from those estimates.

NOTE 3 - INVESTMENT ELECTIONS
         --------------------

Participants can elect to invest amounts credited to their account in any of eight investment funds offered by the Plan and transfer amounts between these funds at any time during the year. Investment elections must be made in multiples of 10%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250.

The eight investment options are as follows for 2001 and 2000:

      Interest Income Fund - consists primarily of investment contracts issued by life insurance companies which pay a specified rate of interest for a fixed period of time and repay principal at maturity. There are also several collective trusts in the fund. The fund and its investment contracts are guaranteed by the issuing insurance carrier, but not by the Company. However, the Committee has established guidelines that provide that investment contracts be placed with companies rated Aa3 or higher by Moody's and AA- or higher by Standard & Poor's. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund. The average blended interest rate attributable to these contracts approximated 6.48% for 2001 and 6.62% for 2000.

      AHPC Common Stock Fund - consists primarily of Company common stock. Purchases and sales of AHPC common stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

      Fidelity Magellan Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term capital appreciation by actively managing investments in the stocks of companies that the investment manager believes possess above average growth potential.

      Fidelity Balanced Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that invests in high yielding securities, including common stocks, preferred stocks and bonds, with at least 25% of the fund's assets in fixed income senior securities.

      Fidelity International Growth & Income Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term growth and current income by investing in assets, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.

      Fidelity Spartan U.S. Equity Index Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the total return performance of the stocks of companies that make up the Standard & Poor's 500 Index.

      Fidelity Low-Priced Stock Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that invests primarily in domestic and international small capitalization equities.

      MSIF Trust Value Portfolio - consists of shares in a mutual fund managed by Morgan Stanley which seeks long-term returns by investing in stocks of large and mid-sized companies.

NOTE 4 - MANAGEMENT OF THE PLAN
         ----------------------

The Plan is administered by the Committee, which was appointed by the Board of Directors of the Company. Fidelity Management Trust Company was appointed by the Committee as Trustee, recordkeeper, and custodian, and is a party-in-interest to the Plan.

NOTE 5 - PLAN AMENDMENTS
         ---------------

The Plan was amended in 2001 for certain regulatory requirements and administrative enhancements.

NOTE 6 - FEDERAL INCOME TAX STATUS
         -------------------------

The Plan obtained its latest determination letter on November 29, 1995, in which the Internal Revenue Service stated that the Plan, as amended effective December 22, 1994, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan, as currently designed, is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been made.

NOTE 7 - PLAN TERMINATION
         ----------------

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contribution amounts and are entitled to full distribution of such amounts.

NOTE 8 - INVESTMENTS
         -----------

The fair market value of individual investments that represent 5% or more of the Plan's total net assets are as follows:

                                                       2001             2000
                                                       ----             ----

AHPC Common Stock Fund                             $665,657,464     $686,541,905

Fidelity Spartan U.S. Equity Index Fund            $308,313,690     $363,088,454

Fidelity Magellan Fund                             $264,432,062     $287,934,722

Fidelity Balanced Fund                             $149,831,361     $144,037,045

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($96,992,218) as follows:


                    AHPC Common Stock Fund      ($5,484,725)
                    Mutual Funds                (91,507,493)
                                               ------------
                    Total                      ($96,992,218)

NOTE 9 - SUBSEQUENT EVENTS
         -----------------

The Plan was amended effective January 1, 2002 to comply with certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Effective with the name change of the Company (see NOTE 1), the Plan's name changed to the Wyeth Savings Plan.

                                                                                                 Schedule I
                           American Home Products Corporation Savings Plan
                    Schedule H Item 4i - Schedule of Assets (Held at End of Year)
                                       As of December 31, 2001
                             Employer Identification Number - 13-2526821
                                          Plan Number - 045


Identity of Issuer                      Description of Investment            Cost**    Current Value
------------------                      -------------------------            ------    -------------

Investment Contracts:
---------------------

Allstate Life Insurance                 GIC  6.75%  Due 3/15/02                          $19,633,417

Canada Life Insurance                   GIC  7.20%  Due 9/15/05                          $21,864,799

John Hancock Mutual Life Insurance      GIC  5.80%  Due 2/17/04                          $24,341,723
                                        GIC  6.05%  Due 12/15/04                         $18,149,997

Massachussetts Mutual Life Insurance    GIC  6.82%  Due 9/15/03                          $17,616,840

Metropolitan Life Insurance             GIC  7.00%  Due 12/15/02                         $26,738,720

Monumental Life Insurance               GIC  6.56%  Due 6/15/03                          $25,055,461
                                        GIC  6.22%  Due 6/15/07                          $25,763,642

New York Life Insurance                 GIC  7.10%  Due 12/15/05                         $34,508,365

Pacific Mutual Life Insurance           GIC  7.05%  Due 6/14/02                          $14,167,633
                                        GIC  6.73%  Due 9/15/02                          $34,146,885

Principal Mutual Life Insurance         GIC  5.65%  Due 12/31/02                          $8,598,675
                                        GIC  5.95%  Due 3/15/07                          $21,598,372

Security Life of Denver                 GIC  7.05%  Due 6/15/02                          $20,483,906

Travelers Insurance                     GIC  7.40%  Due 3/15/05                          $23,044,172
                                        GIC  7.05%  Due 6/15/05                          $23,477,492
                                        GIC  6.13%  Due 3/31/08                          $20,971,512

CDC Financial Products                  Collective Trust 5.24%                           $30,286,172

SEI Financial Management                Collective Trust 5.53%                           $58,953,177

State Street Bank and Trust             Collective Trust 5.25%                           $55,340,268


**Cost not required for participant directed investments.

                                                                                          Schedule I
                                                                                         (Continued)
                           American Home Products Corporation Savings Plan
                    Schedule H Item 4i - Schedule of Assets (Held at End of Year)
                                       As of December 31, 2001
                             Employer Identification Number - 13-2526821
                                          Plan Number - 045


Identity of Issuer                      Description of Investment            Cost**    Current Value
------------------                      -------------------------            ------    -------------

American Home Products*                 Common Stock
 Corporation                            10,848,740 shares                               $665,657,464
 -----------

Mutual Funds:
-------------

Fidelity Management Trust Company*      Magellan Fund
                                        2,537,248 shares                                $264,432,062

Fidelity Management Trust Company*      Balanced Fund
                                        10,055,796 shares                               $149,831,361

Fidelity Management Trust Company*      International Growth & Income Fund
                                        3,122,703 shares                                 $58,581,912

Fidelity Management Trust Company*      Spartan U.S. Equity Index Fund
                                        7,586,459 shares                                $308,313,690

Fidelity Management Trust Company*      Low-Priced Stock Fund
                                        2,014,536 shares                                 $55,238,590

Morgan Stanley                          MSIF Trust Value Portfolio
                                        1,410,665 shares                                 $21,470,317
                                                                                         -----------

         Total Investments Per
         Statement of Net Assets
         Available for Plan Benefits                                                  $2,048,266,624
                                                                                      ==============


Loans Receivable:
-----------------
Loans to Plan Participants*             Rates ranging from 5.75% to 10.5%
                                        Due through 2017                                 $32,008,419
                                                                                      ==============

*  Represents a party-in-interest to the Plan.
** Cost not required for participant directed investments.


                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   -----------------------------------------



We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 33-45324 and 33-57339), Form S-4 (No. 333-59642),
and Form S-8 (Nos. 2-96127, 33-24068, 33-41434, 33-53733, 33-55449, 33-45970,
33-14458, 33-50149, 33-55456, 333-15509, 333-76939, 333-67008, 333-64154,
333-59668, and 333-89318) of Wyeth of our report dated June 28, 2002 relating to the financial statements of the American Home Products Corporation Savings Plan, which appears in this Form 11-K.



PricewaterhouseCoopers LLP
Florham Park, New Jersey

June 28, 2002